MAIL STOP 3561

September 12, 2006

Mr. Daniel H. Lloyd
Chief Executive Officer
Superior Oil and Gas Co.
14910 N.W. 36th Street
Yukon, OK 73099

> **Re: Superior Oil and Gas Co.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 10-QSB for the quarterly period ended June 30, 2006**
> **File Number 000-50173**

Dear Mr.Lloyd :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 2. Description of Property, page 1

1. You state that you issued 600,000 shares of common stock to Lloyd's of America in 2004 relating to the acquisition of right-of-way. However, disclosure in the Form 10-QSB for the three months ended March 31, 2006 indicates the shares were issued in April 2006. Please explain this apparent discrepancy to us, revise

the Form 10KSB to disclose the correct share issuance date, revise the applicable document encompassing the true date of the acquisition to disclose the transaction and disclose in the notes to the applicable financial statements how you accounted for the transaction and where it is reflected in the financial statements. Disclose the existence of the commitment to issue 5 shares of stock for each dollar of revenue received from operations of the gas pipeline.

Financial Statements

Statement of Operations, page 9

2. Provide a note to the financial statements that describes the nature of the $10,000 amount of revenue recognized, the transaction(s) giving rise to revenue and management's policy of recognizing revenue. Management's Discussion and Analysis should include applicable discussion of the revenue as well.

Note 5- Common stock transactions, page 14

3. We note your disclosure that you have issued shares of common stock in 2004 and 2005 for various services at a **discount of seventy percent** of the trading price at the time of issuance. The staff believes that quoted market prices are the best measure of fair value and should not be adjusted to reflect transferability restrictions. Accordingly, it appears to us you should revise your financial statements for the applicable periods to reflect the fair value of services rendered that are determined based on the quoted market prices and provide explanatory disclosures or tell us how your computation and methodology is appropriate by reference to specific accounting literature that supports your position.

Note 10 – Proposed Acquisition, page 17

4. You disclose you acquired a 90-day option in January 2005 to purchase oil and gas leases from Jones and Buck. If you acquired this option in January 2005, revise the Form 10-KSB to disclose the current status of the option (e.g., exercised, expired, extended, etc.). If you actually acquired the option in January 2006, revise the Form 10-KSB to correct the date of acquisition and revise the subsequent Forms 10-QSB to disclose the current status of the option. If you actually exercised the option, disclose that fact in a note to the financial statements of the appropriate filing and disclose the method of accounting for the acquisition of the leases and where the transaction is presented in the financial statements.

Item 8A. Controls and Procedures, page 18

5. Revise to provide the disclosures required by Item 308(c) of Regulation S-K, i.e., whether there have been any changes in internal controls over financial reporting during the latest quarter.

Form 10-QSB for the quarterly period ended March 31, 2006

General

6. Please revise all interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Notes to financial statements

7. We note that you have recorded deferred drilling costs of $ 61,655. We note the lack of any disclosures regarding oil and gas properties owned or leased by you. You also state in a Form 8-K filed May 23, 2006 that you have not drilled any wells in the last three years. Please tell us and revise to describe the nature of the deferred drilling costs and what properties they are associated with including discussion of proved properties and unproved properties. Please also tell us and revise to disclose your policies and practices of accounting for costs incurred in oil and gas producing activities. Refer to the guiding literature in your disclosure.

8. We note that you have recorded deferred revenue of $ 250,000. Please revise to explain the nature and source of this deferred revenue, the period(s) over which the deferred revenue will be recognized into revenue and disclose your revenue recognition policies.

Form 10-QSB for the six months ended June 30, 2006

Acquisition of Oil and Gas Properties

9. You disclosed in Note 10 the acquisition of 300,000 shares in April 2006 to acquire 28 natural gas wells but title has not yet been transferred nor has certain other information concerning these wells. Please tell us when title was transferred and also tell us the nature of the other information that had yet to be transferred to you as of June 30, 2006 and whether you have since received it. Explain why it was appropriate to give effect to this transaction during the second quarter in light of the material contingencies. Provide a note to the financial statements for the period during which it is appropriate to recognize this transaction that discloses the nature of the transaction, whether it is considered to be the purchase of a business or assets (and the reasons supporting your

Daniel H. Lloyd
Superior Oil and Gas Co.
September 12, 2006
Page 4

conclusion), how you accounted for the transaction and where it is presented in the balance sheet.

10. You disclosed in Management's Discussion and Analysis the acquisition of 13 oil and gas leases from Hudson Resources in May 2006. Tell us and provide a note to the financial statements that discloses whether you acquired a business or assets and provide the basis for your conclusion, disclose how you accounted for this transaction and where it is presented in the balance sheet.

11. The staff considers the acquisition of a working interest in revenue-generating oil and gas properties to be a business combination for which audited statements of revenues and direct expenses are required, along with footnote disclosures of reserve quantities and the standardized measure pursuant to SFAS 69. For all acquisitions of oil and gas leases and wells, please file the necessary financial statements in a Form or amended Form 8-K or explain to us why you believe they are not required.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies